UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-38051

SOS LIMITED

(Translation of registrant’s name into English)

Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street

West Coast New District, Qingdao City, Shandong Province 266400

People’s Republic of China

+86-532-86617117

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Departure of Certain Director

On October 31, 2025, Mr. Ronggang Zhang resigned from his position as a member of SOS Limited’s (the “Company”) board of directors (the “Board”) and the respective committees of the Board, effective on November 1, 2025. Mr. Zhang’s resignation was for personal reasons and was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Appointment of Certain Director

On November 10, 2025, the Board appointed Mr. Shuo Li as a member of the Board as an Independent Director, the chairman of the Company’s compensation committee, a member of the Company’s nominating and corporate governance committee, and a member of the Company’s audit committee to fill the vacancy created by Mr. Zhang’s resignation.

In connection with the appointments, the Company entered into a director offer letter with Mr. Shuo Li dated November 10, 2025 (the “Director Offer Letter”), pursuant to which Mr. Li will receive an annual compensation of $12,000 for his services as an independent director of the Board of the Company.

Mr. Shuo Li has served as the Vice President of Saibo Holdings Group Co., Ltd since July 2021. Before that, Mr. Li was the regional manager of Beike Holdings Limited from May 2018 to July 2021. Mr. Li earned his Master’s degree in public administrations from China Ocean University in 2010 and his Bachelor’s degree in physics education from Shandong Normal University in 2003.

There are no family relationships among Mr. Li, and any of our other officers and directors. There are no understandings or arrangements between the incoming directors and officers and any other person pursuant to which they were appointed as officers and directors.

The foregoing descriptions of the Director Offer Letter is general descriptions only, do not purport to be complete, and are qualified in its entirety by reference to the terms of the form of employment agreement and form of director letter furnished hereto as Exhibits 4.1, which are incorporated herein by reference.

Exhibits

Exhibit No.	Description
4.1	Form of Director Offer Letter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOS Limited

Dated: November 12, 2025	By:	/s/ Yandai Wang
	Name:	Yandai Wang
	Title:	Chief Executive Officer
(Principal Executive Officer)

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